BRF S.A. Publicly-held Company CNPJ/MF 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 07, 2023

1.               DATE, TIME AND PLACE: Meeting held on December 7, 2023, at 2:00 p.m., at the office of BRF S.A. ("Company") located in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, n° 14401, 25th floor, Chácara Santo Antônio, CEP 04794-000.

2.               CALL AND ATTENDANCE: Convocation duly held pursuant to Article 21 of the Company's Bylaws, with the presence of all the members of the Board of Directors, namely: Messrs. Marcos Antonio Molina dos Santos, Sergio Agapito Lires Rial, Marcia Aparecida Pascoal Marçal dos Santos, Flávia Maria Bittencourt, Augusto Marques da Cruz Filho, Deborah Stern Vieitas, Aldo Luiz Mendes, Pedro de Camargo Neto, Altamir Batista Mateus da Silva and Eduardo Augusto Rocha Pocetti.

3.               PRESIDING BOARD: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.               AGENDA: (i) Update of the Financial Risk Management Policy and its annexes I, II and III.

5.               RESOLUTIONS: The Board members approved, by unanimous vote of those present and without any reservations or restrictions, the drafting of these minutes in the form of a summary. After examining the items on the agenda, the following subjects were dealt with, and the following decisions were taken:

5.1.          Update of the Financial Risk Management Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved, by unanimous vote and without any reservations or restrictions, the new version of the Financial Risk Management Policy.

6.               DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on December 07, 2023.

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7.               CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present Minutes drawn up by electronic processing, which after being read and found correct by all those present, were signed.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of the Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, December 07, 2023.

_____________________________________________

Bruno Machado Ferla

Secretary

Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on December 07, 2023.

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